Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:

    Algoma Steel announces pension prepayment

    TSX Symbol: AGA

    Certain statements made in this News Release are forward-looking statements that involve risks and uncertainties. These forward-looking statements reflect the Company's best judgment based on current information, and although the Company bases these statements on circumstances that it believed to be reasonable when made, there can be no assurance that future events will not affect the accuracy of such forward-looking information. As such, the forward-looking statements are not guarantees of future performance, and actual results may vary materially from the results and expectations discussed herein. All statements other than statements of historical facts included in this
    News Release are forward-looking statements. All forward-looking statements speak only as of the date of this News Release. Algoma does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

    SAULT STE. MARIE, ON, Dec. 29 /CNW/ - Algoma Steel Inc. announced today that it made an advance contribution to its pension plans of $50 million in
December in order to reduce 2005 income taxes and generate higher returns on the pension fund assets as compared to cash balances. This payment represents a prepayment of $44 million towards 2006 funding and a $6 million adjustment to 2005 funding. As a result of this prepayment, the Company does not expect to resume regular monthly pension contributions until October 2006.
    This prepayment is expected to reduce the income tax provision for the fourth quarter by about $11 million due to the deductibility of the contribution. Since a future income tax asset has not previously been recognized in respect of the contribution, this would reduce the effective tax rate in the fourth quarter. The absence of pension funding in the first nine months of 2006 is expected to increase the income tax provision rate during that period.
    The actuarial valuation of the pension plans as of September 1, 2005 has been completed and represents the basis for 2006 pension estimates. Higher pension funding is required for 2006 due to a higher unfunded liability caused by a decline in the discount rate, combined with a change in the prescribed calculation methodology. The estimated pension funding for 2006 is
$15 million, after allowing for the $44 million prepayment in December 2005, versus $96 million in 2005. The $96 million for 2005 includes a $6 million adjustment to 2005 funding required as a result of the completion of the
September 1, 2005 actuarial valuation and the $44 million prepayment of 2006 pension funding. Pension expense is projected at $55 million in 2006 versus
$53 million in 2005.

    Algoma Steel Inc. is an integrated steel producer based in Sault Ste.
Marie, Ontario. Revenues are derived primarily from the manufacture and sale of rolled steel products including hot and cold rolled steel and plate.
    %SEDAR: 00001257E          %CIK: 0000943945

    /For further information: Company Contact: Glen Manchester, Vice
President - Finance and Chief Financial Officer, Phone: (705) 945-2470,
Email: gmanches(at)algoma.com/
    (AGA.)

CO:  Algoma Steel Inc.

CNW 11:57e 29-DEC-05